Exhibit 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE ANNOUNCES FIRST QUARTER 2014 RESULTS

Reports Net Sales Growth of 20% and Increase in Gross Margin;
Confirms 2014 Financial Outlook

Portland, Ore. (May 7, 2014) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), an independent craft brewing company, today reported its financial results for the first quarter ended March 31, 2014. The results for the first quarter are in line with management’s expectations, and the Company confirms previously reported 2014 guidance.

Significant first quarter 2014 financial highlights include:
•	Net sales and total beer shipments increased 20% and 17%, respectively, in the first quarter due to the continued organic growth of our complementary portfolio of time-tested and new beers such as Widmer Brothers Upheaval IPA, Redhook KCCO Black Lager, Kona Longboard Lager and Omission Beer.
•	Depletion volume grew 8% over the first quarter of 2013, which we attribute to the continued activation of our distinctive portfolio strategy.
•	Our first quarter gross margin rate increased 260 basis points to 27.0% in the first quarter, compared to 24.4% for the first quarter last year, which reflects the improved efficiencies of our breweries, primarily due to better capacity utilization.
•	Capacity utilization increased to 68% in the first quarter of 2014 compared to 58% in the first quarter of 2013.
•	As a percentage of net sales, our selling, general and administrative expense (“SG&A”) decreased to 28% in the first quarter of 2014 from 32% in the first quarter of 2013, primarily due to the increase in our net sales.
•	Diluted loss per share for the first quarter of 2014 improved to $(0.01), compared to $(0.09) for the same period last year.

“Our solid first quarter performance is in line with our expectations and represents an important step forward as we continue to accelerate the power of CBA’s advantaged strategy,” said Andy Thomas, Chief Executive Officer of CBA. “This past quarter is the first under the company’s new executive leadership team, and the initial progress we made in continuing to grow revenue, synchronize our supply chain and increase our gross margin reflects the strong impact this team will make in the future.”

Thomas continued, “In the first quarter, our double digit growth in net sales reflects the realization of a disciplined approach to our portfolio strategy, with particular momentum from Kona, Redhook and Omission. Widmer Brothers kicked off 30th Anniversary celebrations this year – becoming the second brand in our family to pass the 30-year mile marker. We believe that all of the anniversary activities planned throughout the year will lead to continued excitement and progress as Widmer Brothers enters its next chapter.”

Craft Brew Reports First Quarter 2014 Results and Confirms Full-Year 2014 Guidance

Components of anticipated 2014 financial results and developments

We are confirming previously issued guidance regarding our anticipated full year 2014 results, as follows:

•	Depletion growth estimate of 7% to 11%, reflecting the continued strength of the Kona, Redhook and Omission brands and ongoing stabilization of the Widmer Brothers brand.
•	Average price increases of approximately 1% to 2%.
•	Growth in contract brewing revenue of 25% to 50% as a result of new partnerships.
•	Gross margin rate of 28.5% to 30.5%. As we continue to optimize our brewing locations and improve our capacity utilization and efficiency, we expect our gross margin rate to expand 500-700 basis points over the next five years.
•	SG&A expense of $52 million to $54 million, primarily reflecting reinvestment into our sales and marketing infrastructure.
•	Capital expenditures of approximately $15 million to $20 million, continuing our investments in capacity and efficiency improvements, quality initiatives and restaurant and retail.

“Our sales, margin and earnings performance for the quarter were consistent with our expectations and are consistent with our previously reported full year guidance,” said Chief Financial Officer Mark Moreland. “While the favorable comparisons to last year are buoyed by last year’s supply chain imbalances, we are pleased with this quarter’s continued strength in our brands’ depletions and our realization of brewery performance efficiencies. Lastly, with regards to the annual guidance, we will continue to focus on full-year estimates with the understanding that quarter-to-quarter performance will exhibit volatility.”

Forward-Looking Statements

Statements made in this press release that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, including depletions and sales growth, the level or effect of SG&A expense, the amount of capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company's actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's SEC filings, including, but not limited to, the Company's report on Form 10-K for the year ended December 31, 2013. Copies of these documents may be found on the Company's website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance

CBA is an independent, publicly traded craft brewing company that was formed through the merger of leading Pacific Northwest craft brewers – Widmer Brothers Brewing and Redhook Ale Brewery – in 2008. With an eye toward preserving and growing one-of-a-kind craft beers and brands, CBA welcomed Kona Brewing Company in 2010, and then launched Omission beer in 2012 and Square Mile Cider Company in 2013.

When Kurt & Rob Widmer founded Widmer Brothers Brewing in 1984, they didn’t confine their brewing exploration to strict style guidelines. To this day, Widmer Brothers continues to create craft beers with a unique and unconventional twist on traditional styles that are award winning and please a wide range of craft beer lovers. Redhook began in a Seattle transmission shop in 1981 and those colorful roots are reflected in the brand’s personality to this day. The eminently drinkable beers consistently win awards and please crowds across the United States. Kona Brewing was founded in 1994 by the father and son team of Cameron Healy and Spoon Khalsa, who dreamed of crafting fresh, local-island brews with spirit, passion and quality. As the largest craft brewery in Hawaii, Kona personifies the laid-back, passionate lifestyle and environmental respect of the Hawaiian people and culture. Omission beer is the first craft beer brand in the United States focused exclusively on brewing great tasting craft beers with traditional beer ingredients, including malted barley, that are specially crafted to remove gluten. Square Mile Cider was inspired by the fortitude and perseverance of the original pioneers and reinvigorates an enduringly classic beverage.

Craft Brew Reports First Quarter 2014 Results and Confirms Full-Year 2014 Guidance

For more information, visit: www.craftbrew.com.

Media Contact:	Investor Contact:
Jenny McLean	Edwin Smith
Craft Brew Alliance, Inc.	Craft Brew Alliance, Inc.
(503) 331-7248	(503) 972-7884
jenny.mclean@craftbrew.com	ed.smith@craftbrew.com

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Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(In thousands, except per share amounts and shipments)
(Unaudited)

	Three Months Ended March 31,
	2014	2013

Sales	$47,017	$39,381
Less excise taxes	3,191	2,772
Net sales	43,826	36,609
Cost of sales	31,986	27,666
Gross profit	11,840	8,943
As percentage of net sales	27.0%	24.4%
Selling, general and administrative expenses	12,062	11,760
Operating loss	(222)	(2,817)
Interest expense	(101)	(156)
Other income (expense), net	(6)	(23)
Loss before income taxes	(329)	(2,996)
Income tax benefit	(128)	(1,222)
Net loss	$(201)	$(1,774)
Loss per share:
Basic and diluted loss per share	$(0.01)	$(0.09)
Weighted average shares outstanding:
Basic	18,976	18,884
Diluted	18,976	18,884

Total shipments (in barrels):
Core Brands	172,200	148,200
Contract Brewing	10,600	7,500
Total shipments	182,800	155,700

Change in depletions (1)	8%	5%

(1)	Change in depletions reflects the year-over-year change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	March 31,
	2014	2013

Current assets:
Cash and cash equivalents	$2,894	$1,725
Accounts receivable, net	11,035	10,948
Inventories	18,490	13,998
Deferred income tax asset, net	1,553	1,336
Other current assets	4,047	4,107
Total current assets	38,019	32,114
Property, equipment and leasehold improvements, net	103,917	103,272
Goodwill	12,917	12,917
Intangible and other non-current assets, net	17,412	17,481
Total assets	$172,265	$165,784

Current liabilities:
Accounts payable	$16,749	$16,120
Accrued salaries, wages and payroll taxes	4,938	4,095
Refundable deposits	7,774	8,203
Other accrued expenses	1,685	1,103
Current portion of long-term debt and capital lease obligations	491	645
Total current liabilities	31,637	30,166
Long-term debt and capital lease obligations, net	11,088	12,246
Other long-term liabilities	18,347	16,713
Total common shareholders' equity	111,193	106,659
Total liabilities and common shareholders' equity	$172,265	$165,784

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2014	2013

Cash Flows From Operating Activities:
Net loss	$(201)	$(1,774)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,096	1,953
Deferred income taxes	(326)	(1,230)
Other, including stock-based compensation and excess tax benefit from employee stock plans	(192)	246
Changes in operating assets and liabilities:
Accounts receivable	336	(436)
Inventories	(1,353)	(2,368)
Other current assets	(645)	(297)
Accounts payable and other accrued expenses	2,228	3,352
Accrued salaries, wages and payroll taxes	322	(1,172)
Refundable deposits	268	409
Net cash provided by (used in) operating activities	2,533	(1,317)

Cash Flows from Investing Activities:
Expenditures for property, equipment and leasehold improvements	(2,352)	(1,902)
Net cash used in investing activities	(2,352)	(1,902)

Cash Flows from Financing Activities:
Principal payments on debt and capital lease obligations	(152)	(163)
Issuance of common stock	46	94
Excess tax benefit from employee stock plans	93	-
Net cash used in financing activities	(13)	(69)
Increase (decrease) in cash and cash equivalents	168	(3,288)
Cash and cash equivalents, beginning of period	2,726	5,013
Cash and cash equivalents, end of period	$2,894	$1,725

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net Income
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2014	2013

Net loss	$(201)	$(1,774)
Interest expense	101	156
Income tax provision	(128)	(1,222)
Depreciation expense	2,036	1,890
Amortization expense	60	63
Stock-based compensation	171	102
Loss on disposal of assets	23	29
Adjusted EBITDA	$2,062	$(756)

The Company has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by the Company’s management. The Company defines Adjusted EBITDA as net earnings (loss) before interest, income taxes, depreciation and amortization, stock compensation and other non-cash charges, including net gain or loss on disposal of property, plant and equipment. The Company uses Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.

As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of the Company’s indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain the Company’s operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).